Exhibit 99.3

Consolidated Financial Statements

(Expressed in US dollars)

For the year ended December 31, 2025, the six month fiscal period ended

December 31, 2024 and the year ended June 30, 2024

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Standard Lithium Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Standard Lithium Ltd. and its subsidiaries (the Company) as of December 31, 2025, 2024 and June 30, 2024, and the related consolidated statements of comprehensive (loss) income, of changes in equity and of cash flows for the year ended December 31, 2025, for the six-month fiscal period ended December 31, 2024, and for the year ended June 30, 2024, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, 2024 and June 30, 2024, and its financial performance and its cash flows for the year ended December 31, 2025, for the six-month fiscal period ended December 31, 2024, and for the year ended June 30, 2024 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

PricewaterhouseCoopers LLP

PwC Place, 250 Howe Street, Suite 1400

Vancouver, British Columbia, Canada V6C 3S7

T.: +1 604 806 7000, F.: +1 604 806 7806

Fax to mail: ca_vancouver_main_fax@pwc.com

"PwC" refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada

March 27, 2026

We have served as the Company's auditor since 2022.

STANDARD LITHIUM LTD.

Consolidated Statements of Financial Position

(Expressed in thousands of US dollars)

	Note	December 31, 2025	December 31, 2024	June 30, 2024
ASSETS
Current assets
Cash		$152,314	$31,177	$38,667
Restricted cash		1,160	518	345
Other current assets and receivables		4,213	1,610	2,505
		157,687	33,305	41,517

Non-current assets
Reclamation deposit		—	—	63
Exploration and evaluation assets	7	—	26,446	45,970
Intangible assets		967	943	985
Right of use asset		257	482	712
Property, plant and equipment		1,036	1,631	1,514
Investment in Aqualung	6	5,350	2,335	2,500
Investment in Smackover Lithium	5	168,868	146,158	146,865
Financial asset - FID	12	52,299	48,138	47,086
Advances and deposits		52	58	79
		228,829	226,191	245,774

TOTAL ASSETS		$386,516	$259,496	$287,291

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$9,905	$5,501	$12,217
Lease liability - short-term		181	271	381
		10,086	5,772	12,598
Non-current liabilities
Lease liabilities - long-term		76	206	342
Deferred income tax liabilities	11	21,799	24,889	25,870
Decommissioning provision		597	572	100
		22,472	25,667	26,312

TOTAL LIABILITIES		32,558	31,439	38,910

SHAREHOLDERS’ EQUITY
Share capital	9	405,173	235,782	227,292
Reserves	9	37,299	36,040	34,781
Accumulated deficit		(86,247)	(37,849)	(8,338)
Accumulated other comprehensive loss		(2,267)	(5,916)	(5,354)
TOTAL SHAREHOLDERS’ EQUITY		353,958	228,057	248,381
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$386,516	$259,496	$287,291

Approved by the Board of Directors and authorized for issue on March 27, 2026.

"Robert Cross"	"Claudia D’Orazio"
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

4

STANDARD LITHIUM LTD.

Consolidated Statements of Comprehensive (Loss) Income

(Expressed in thousands of US dollars, except share and per share amounts)

		Year ended December 31,	Six month fiscal period ended December 31,	Year ended June 30,
	Note	2025	2024	2024
Expenses
General and administrative		$10,614	$5,472	$16,410
Demonstration Plant operations	8	4,464	1,838	7,324
Management and directors’ fees	10	2,216	986	2,489
Share-based compensation	9	6,589	2,091	7,937
Separation benefits		152	1,295	—
Other		25	—	—
Foreign exchange loss (gain)		3,329	(316)	(639)
Loss from operations		27,389	11,366	33,521
Gain on deconsolidation of subsidiaries	4	—	—	164,099
Impairment expense	7	(26,468)	(19,676)	—
Investment loss from Smackover Lithium	5	(6,358)	(707)	(158)
Fair value gain on financial asset – FID	12	4,161	1,052	391
Fair value gain on Investment in Aqualung	6	2,742	—	—
Interest and other income		1,857	232	922
Interest expense		(33)	(27)	(62)
Net (loss) income before income taxes		(51,488)	(30,492)	131,671
Deferred income tax benefit (expense)		3,090	981	(25,870)
Net (loss) income		(48,398)	(29,511)	105,801
Other comprehensive (loss) income
Item that may be reclassified subsequently to income or loss:
Currency translation differences of foreign operations		3,649	(562)	(775)
Total comprehensive (loss) income		$(44,749)	$(30,073)	$105,026

Weighted average number of common shares outstanding
Basic		206,372,978	185,600,192	176,930,274
Diluted		206,372,978	185,600,192	179,419,385
(Loss) earnings per share
Basic (loss) earnings per share		$(0.23)	$(0.16)	$0.60
Diluted (loss) earnings per share		$(0.23)	$(0.16)	$0.59

The accompanying notes are an integral part of these consolidated financial statements.

STANDARD LITHIUM LTD.

Consolidated Statements of Changes in Equity

(Expressed in thousands of US dollars, except share amounts)

	Note	Number of shares	Share capital	Reserves	Accumulated deficit	Accumulated other comprehensive loss	Total equity
June 30, 2023		172,752,197	$211,626	$27,338	$(114,139)	$(4,579)	$120,246
Share-based compensation		—	—	7,937	—	—	7,937
Shares issued under the ATM	9	10,613,059	15,817	—	—	—	15,817
Share issuance costs		—	(1,226)	—	—	—	(1,226)
Options exercised		550,000	1,075	(494)	—	—	581
Net income		—	—	—	105,801	—	105,801
Currency translation differences of foreign operations		—	—	—	—	(775)	(775)
June 30, 2024		183,915,256	$227,292	$34,781	$(8,338)	$(5,354)	$248,381
Share-based compensation		—	—	2,091	—	—	2,091
Shares issued under the ATM	9	3,551,390	6,595	—	—	—	6,595
Share issuance costs		—	(203)	—	—	—	(203)
Shares issued in consideration for services		666,667	800	—	—	—	800
Conversion of DSUs to common shares		189,370	413	(413)	—	—	—
Options exercised		450,000	885	(419)	—	—	466
Net loss		—	—	—	(29,511)	—	(29,511)
Currency translation differences of foreign operations		—	—	—	—	(562)	(562)
December 31, 2024		188,772,683	$235,782	$36,040	$(37,849)	$(5,916)	$228,057
Share-based compensation		—	—	6,589	—	—	6,589
Shares issued from the Equity Offering	9	29,885,057	130,000	—	—	—	130,000
Shares issued under the ATM	9	18,146,870	41,213	—	—	—	41,213
Share issuance costs		—	(10,044)	—	—	—	(10,044)
Conversion of DSUs to common shares		933,740	2,111	(2,111)	—	—	—
Vesting of restricted stock units		717,221	840	(840)	—	—	—
Options exercised		1,250,000	5,271	(2,379)	—	—	2,892
Net loss		—	—	—	(48,398)	—	(48,398)
Currency translation differences of foreign operations		—	—	—	—	3,649	3,649
December 31, 2025		239,705,571	$405,173	$37,299	$(86,247)	$(2,267)	$353,958

The accompanying notes are an integral part of these consolidated financial statements.

STANDARD LITHIUM LTD.

Consolidated Statements of Cash Flows

(Expressed in thousands of US dollars)

		Year ended December 31,	Six month fiscal period ended December 31,	Year ended June 30,
	Note	2025	2024	2024
Operating activities
Net (loss) income		$(48,398)	$(29,511)	$105,801
Add items not affecting cash
Share-based compensation	9	6,589	2,091	7,937
Deferred income tax (benefit) expense		(3,090)	(981)	25,870
Unrealized foreign exchange loss (gain)		3,506	(316)	(890)
Impairment expense	7	26,468	19,676	—
Gain on deconsolidation of subsidiaries	4	—	—	(164,099)
Investment loss from Smackover Lithium	5	6,358	707	158
Fair value gain on Investment in Aqualung	6	(2,742)	—	—
Fair value gain on financial asset – FID	12	(4,161)	(1,052)	(391)
Amortization		922	603	1,142
Interest expense		33	10	62
Other		25	63	—
Net changes in non-cash working capital items:
Other current assets and receivables		(2,485)	895	(663)
Advances and deposits		6	21	1,934
Accounts payable and accrued liabilities		4,323	(4,200)	5,059
Net cash used in operating activities		(12,646)	(11,994)	(18,080)
Investing activities
Smackover Lithium capital contributions	5	(29,068)	—	—
Exploration and evaluation assets	7	(22)	(2,182)	(31,596)
Proceeds received from Equinor		—	—	30,000
Purchase of property, plant and equipment		—	(10)	(803)
Change in restricted cash		(631)	(173)	(349)
Patents		(42)	(36)	—
Net cash used in investing activities		(29,763)	(2,401)	(2,748)
Financing activities
Proceeds from equity offering	9	130,000	—	—
Proceeds from at-the-market equity program ("ATM")	9	41,009	6,595	15,817
Exercise of options	9	2,892	466	581
Share issuance costs	9	(10,008)	(203)	(1,226)
Lease payments		(317)	(256)	(470)
Net cash provided by financing activities		163,576	6,602	14,702
Effect of exchange rates on cash		(30)	303	(182)
Net change in cash		121,137	(7,490)	(6,308)
Cash, beginning of period		31,177	38,667	44,975
Cash, end of period		$152,314	$31,177	$38,667
Supplemental cash flow information
Non-cash investing and financing
Change in exploration and evaluation expenditures included in accounts payable		$—	$2,030	$4
Right of use asset additions		$134	$—	$—
Change in share issuance costs included in accounts payable		$36	$—	$—
Change in proceeds from issuance of shares included in accounts receivable		$204	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

1.
Nature of Operations

Standard Lithium Ltd. was incorporated under the laws of the Province of British Columbia on August 14, 1998, and was continued under the Canadian Business Corporations Act on December 1, 2016. Standard Lithium Ltd. and its subsidiary entities' (collectively "Standard Lithium" or the "Company") principal operations are comprised of exploration for and development of lithium brine properties in the United States of America (the "USA"). The Company also has significant investments in joint venture arrangements for the exploration and evaluation of lithium brine projects and the development of production facilities. The address of the Company's corporate office and principal place of business is Suite 1625, 1075 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3C9. The Company's common shares are listed on the TSX Venture Exchange (the "TSXV") and NYSE American, LLC under the symbol "SLI".

2.
Basis of Presentation

Statement of compliance

These consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards").

These consolidated financial statements have been prepared on a going concern basis.

Basis of consolidation

The consolidated financial statements of the Company include the accounts of the Company and its subsidiaries. A subsidiary is an entity over which the Company has control. The Company controls an entity when the Company is exposed to, or has the rights to, variable returns from the Company's involvement with the entity and has the ability to affect those returns through the Company's power over the entity.

The results of the Company's subsidiaries are included in the consolidated financial statements from the date that control commences until the date the control ceases. All intercompany transactions and balances have been eliminated.

The Company's most significant subsidiaries at December 31, 2025 are presented below:

Ownership
Arkansas Lithium LLC	100%
SLL El Dorado South LLC	100%
Standard Lithium US Holdings LLC	100%
SWA Lithium Holdings LLC	100%
Texas Lithium Corp.	100%

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

Basis of presentation

The consolidated financial statements have been prepared on the historical cost basis except for financial assets classified as fair value through profit or loss, which are stated at their fair value.

The consolidated financial statements are presented in the United States dollar ("USD"), and all values are rounded to the nearest thousand except as otherwise indicated. The functional currency of Standard Lithium Ltd. is the Canadian dollar ("CAD"). For this entity, all transactions not denominated in CAD functional currency are considered to be foreign currency transactions. Foreign currency denominated monetary assets and liabilities are translated using the rate of exchange prevailing at the reporting date. Gains or losses on translation of these items are included in earnings and reported as foreign exchange loss (gain). Foreign currency denominated non-monetary assets and liabilities, measured at historical cost, are translated at the rate of exchange at the transaction date. The functional currency of all subsidiaries is USD. For these entities, all transactions not denominated in USD functional currency are considered to be foreign currency transactions. Foreign currency denominated monetary assets and liabilities are translated using the rate of exchange prevailing at the reporting date. Gains or losses on translation of these items are included in earnings and reported as foreign exchange loss (gain). Foreign currency denominated non-monetary assets and liabilities, measured at historical cost, are translated at the rate of exchange at the transaction date.

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications have no effect on the reported results of operations.

Change in fiscal year-end

On November 18, 2024, the Company changed its fiscal year-end from June 30 to December 31. The decision to change the fiscal year-end to a calendar year-end was to align the Company's reporting cycle more closely with how it plans to manage its business. These consolidated financial statements include the Company's financial results for the period from July 1, 2024, through December 31, 2024, which it refers to as the "six month fiscal period ended December 31, 2024."

Change in presentation currency

Effective July 1, 2024, the Company changed its presentation currency from CAD to USD due to its most significant assets and liabilities being denominated in USD and for consistency with peer companies in the lithium extraction, exploration and production industry. This change has been applied retrospectively. As of and for the year ended June 30, 2024 and all prior periods, the Company's presentation currency was CAD as described in the Company's June 30, 2024 annual consolidated financial statements. The change in accounting policy was applied in accordance with International Accounting Standards ("IAS") 21. The amounts reported in these consolidated financial statements as of June 30, 2024 and the year ended June 30, 2024 have been remeasured in USD based on the closing exchange rate on June 30, 2024 and the average rate for the year ended June 30, 2024, as listed below. The accounting policy used to translate equity items prior to June 30, 2024, was to use the historical rate for each equity transaction that occurred to recreate the historical amounts.

The exchange rates used to reflect the change in presentation currency were as follows:

For the year ended June 30,
CAD - USD exchange rate	2024
Closing rate	0.7310
Average rate	0.7301

Critical accounting estimates and judgments

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities and contingent assets and liabilities as of the date of the financial statements, and the reported amount of revenues and expenses during the reporting period. Estimates and judgments are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

The estimates and judgments that affect the application of the Company's accounting policies and disclosures and have a significant risk of causing a material adjustment to the carrying amounts of assets, liabilities, income and expenses are discussed below.

Assessment of Impairment indicators

At each reporting period end, management applies judgment in assessing whether there are any indicators of impairment relating to exploration and evaluation assets. If there are indicators of impairment, the recoverable amount of the related asset is estimated in order to determine the extent of any impairment. An impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount.

Valuation of other assets and liabilities at fair value

The Company periodically measures and records certain assets and liabilities at fair value. The assets and liabilities that the Company measures and records at fair value on a recurring basis include its financial assets and investment in Aqualung. Other assets are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances. The assets and liabilities that the Company measures and records at fair value on a nonrecurring basis can include investments in joint ventures and other long-lived assets that are written down to fair value when they are determined to be impaired or held for sale. The valuation methods used by the Company to measure the fair values of these assets and liabilities may require considerable management judgment and estimates to derive the inputs necessary to determine fair value estimates, such as future prices, discount rates and current market volatility factors.

3.
Summary of Material Accounting Policies

The accounting policies set out below have been applied consistently to all periods presented in these financial statements and have been applied consistently by the Company.

Cash

Cash consists of cash held via bank deposits. The Company's cash balance includes $4.0 million of cash received and designated for the working capital needs associated with the Company's joint ventures. Please see Note 10 – Related Parties. There is a corresponding current liability included in Accounts payable and accrued liabilities in the Company's consolidated statement of financial position which is currently due.

Fair value of financial instruments

Fair value is the exchange price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants. In arriving at a fair value measurement, the Company uses a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable. The three levels of inputs used to establish fair value are the following:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly for similar items in active markets. The Company maximizes the use of observable market data and relies on entity-specific estimates at least possible; and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

The following table summarizes the classification and measurement of the Company's financial instruments under IFRS Accounting Standards 9:

Financial Instrument	Classification
Cash	Amortized cost
Restricted cash	Amortized cost
Financial asset – FID	Fair value through profit or loss
Investment in Aqualung Carbon Capture SA	Fair value through profit or loss
Accounts payable	Amortized cost

Amortized cost

The Company measures financial assets at amortized cost if both of the following conditions are met: the financial asset is held with the objective to collect contractual cash flows; and the contractual terms of the financial assets give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Fair value through profit or loss ("FVTPL")

A financial asset is measured at FVTPL unless it is measured at amortized cost or FVOCI. The Company may however make the irrevocable option to classify particular investments as FVTPL.

All financial instruments are initially recognized at fair value on the consolidated statement of financial position. Subsequent measurement of financial instruments is based on their classification. Financial assets and liabilities classified at FVTPL are measured at fair value with changes in those fair values recognized in the consolidated statement of income and comprehensive income for the year. Financial assets classified at amortized cost are measured at amortized cost using the effective interest method.

Derecognition of financial assets

Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire or when the contractual rights to those assets are transferred.

Exploration and evaluation expenditures

Pre-acquisition expenditures are charged to profit or loss as incurred. Expenditures directly related to the exploration and evaluation of mineral properties are capitalized once the legal rights to explore the mineral properties are acquired or obtained, including license and property acquisition costs, geological and geophysical expenditures, costs of drilling exploratory wells and directly attributable overhead including salaries and employee benefits, are initially capitalized as exploration and evaluation ("E&E") assets.

When the technical and commercial viability of a mineral resource has been demonstrated and a development decision has been made, the capitalized costs of the related property are first tested for impairment and then transferred to property, plant and equipment and amortized following commencement of commercial production.

E&E assets are assessed for impairment to ensure they are not carried at amounts above their estimated recoverable values. The Company evaluates whether there are any indicators of impairment at the cash-generating unit level. If there are indicators of impairment, the recoverable amount of the related asset is estimated in order to determine the extent of any impairment. An impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. The Company considers the following to be indicators of impairment: the period for which the entity has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed; substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned; exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area; and sufficient data exists to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the E&E asset is unlikely to be recovered in full from successful development or by sale. As discussed in Note 7

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

— Exploration and Evaluation Assets, the Company has assessed its E&E assets as of December 31, 2025 and 2024 and recognized $26.5 million and $19.7 million of impairment expense, respectively. There were no such charges recognized during the year ended June 30, 2024.

Intangible assets

Intangible assets with finite useful lives are recorded at cost less accumulated amortization and accumulated impairment losses and are amortized on a straight-line basis over their estimated useful life. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. Intangible assets with indefinite useful lives are carried at cost less accumulated impairment losses.

The Company recognizes patents as intangible assets when they meet the criteria set out in IAS 38. Renewal and deferral costs associated with maintaining patents are expensed as incurred unless they extend the useful life of the asset, in which case they are capitalized.

The Company's intangible assets are amortized on a straight-line basis over their estimated useful lives of 20 years.

Leases

At the inception of a contract, the Company determines whether the contract is or contains a lease based on the unique facts and circumstances present in the contract. Leases with a term greater than one year are recognized on the balance sheet as a right-of-use asset ("ROU") and short-term and long-term lease liabilities, as applicable. ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease.

The Company only includes an initial lease term in its assessment of a lease arrangement. The office lease liabilities and their corresponding ROU assets are recorded based on the present value of lease payments over the lease term. The lease liability is initially measured at the present value of future lease payments discounted at the interest rate implicit in the contract, or if the rate cannot be determined, the incremental borrowing rate over a similar term and with similar security for the funds necessary to obtain an asset of similar value in a similar economic environment is used. Interest on the lease liability is recognized at an amount that produces a constant periodic rate of interest on the remaining lease liability.

Property, plant and equipment ("PP&E")

PP&E is recorded at historical cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition or the construction of the asset.

Residual values and useful economic lives are reviewed at least annually and are adjusted if appropriate at each reporting date. Subsequent expenditures relating to an item of PP&E are capitalized when it is probable that future economic benefits from the use of the assets will be increased. All other subsequent expenditure is recognized as repairs and maintenance expenses during the period in which they are incurred. Gains and losses on disposal of PP&E are determined by comparing the proceeds from disposal with the carrying amount of the asset and are recognized net within other income in the consolidated statement of comprehensive income.

The Company's industrial scale direct lithium extraction ("DLE") demonstration plant (the "Demonstration Plant") was amortized on a straight-line basis over its estimated useful life of 2 years and leasehold improvements are amortized over the term of the lease.

Construction in progress assets are not depreciated until they are capable of operating in the manner intended by management.

Investments in joint ventures

The Company has assessed the nature of its joint arrangement and determined it to be a joint venture. Joint ventures are joint arrangements whereby the parties that have joint control have rights to the net assets of the arrangement. Joint

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

arrangements are arrangements of which two or more parties have joint control, and joint control is the contractually agreed upon sharing of control of an arrangement.

Investments in joint ventures are accounted for using the equity method in accordance with IAS 28 Investment in Associates and Joint Ventures from the date when the investees are determined to be joint ventures until the date when they cease to be classified as affiliates or joint ventures. Under the equity method, the investment is initially recognized at fair value, and the carrying amount is subsequently increased or decreased, to recognize the Company's share of profit or loss and other comprehensive income of the affiliate or the joint venture after the date of initial recognition. The financial statements of affiliates and joint ventures have been adjusted to ensure consistency with the accounting policies adopted by the Company in applying the equity method, as necessary.

The use of the equity method is discontinued from the date when the investees are determined to no longer be a joint venture. The investment retained after cessation of the equity method is remeasured at fair value, and any gain or loss on such remeasurement and disposal of the investment is recognized in profit or loss.

Decommissioning provision

The Company recognizes liabilities for statutory, contractual, constructive, or legal obligations associated with the retirement of long-lived assets, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of management's best estimate of future remediation costs arising from the decommissioning is capitalized to the related asset along with a corresponding increase in the decommissioning provision in the period incurred. Discount rates using a pre-tax risk-free rate that reflect the time value of money are used to calculate the net present value. The amount capitalized will be depreciated over the life of the asset.

The Company's estimates of remediation costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of future expenditures. These changes in estimates are recorded directly to the asset with a corresponding entry to the decommissioning provision. The Company's estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Changes in the net present value due to the passage of time are charged to profit and loss for the period as accretion expense with a corresponding entry to the decommissioning provision. The costs of remediation projects that were included in the provision are recorded against the provision as incurred.

Financial liabilities

Management determines the classification of its financial liabilities at initial recognition. The Company classifies all financial liabilities as subsequently measured at amortized cost using the effective interest method. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in earnings or loss when the asset is derecognized or impaired. Financial liabilities are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received net of direct issuance costs. The Company uses the residual value method with respect to the measurement of common shares and share purchase warrants issued as units. The proceeds from the issue of units are allocated between common shares and share purchase warrants, by basing the fair value of the common shares on the market value on the announcement date and allocating the balance to the attached warrants, if any.

Share-based compensation

The Company may grant options ("Options") under its stock option plan and performance share units ("PSUs"), restricted share units ("RSUs") and deferred share units ("DSUs") under its long-term incentive plan to directors and employees. The Company expenses the fair value of Options, PSUs, RSUs and DSUs granted over the vesting period, with a corresponding increase in equity.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

Share-based expense for employees is measured at the fair value of the instruments issued and are amortized over the vesting period, which is the period over which all of the specific vesting conditions are satisfied. For awards with graded vesting, the fair value of each tranche is recognized over its respective vesting period.

Share-based expense for non-employees is measured at the fair value of goods or services received, or the fair value of the equity instruments issued if it is determined that the fair value of the goods or services cannot be reliably measured and are recorded at the date the goods or services are received. The offset to the recorded cost is to Reserves. Consideration received on the exercise of Options is recorded as share capital and the related Option reserve is transferred to share capital. Upon expiry of Options, the recorded value is transferred to deficit.

Where the terms and conditions of Options are modified before they vest, the increase in the fair value of the Options, measured as the difference noted before and after the modification, is also charged to profit or loss over the remaining vesting period.

Where a grant of Options is cancelled and settled during the vesting period, excluding forfeitures when vesting conditions are not satisfied, the Company immediately accounts for the cancellation as an acceleration of vesting and recognizes the amount that otherwise would have been recognized for services received over the remainder of the vesting period. Any payment made to the employee on the cancellation is accounted for as the repurchase of an equity interest except to the extent the payment exceeds the fair value of the equity instrument granted, measured at the repurchase date. Any such excess is recognized as an expense.

Impairment of non-financial assets

Non-financial assets are evaluated at each reporting date by management for indicators that carrying value is impaired and may not be recoverable. An asset's recoverable amount is the higher of (i) an asset's or cash-generating unit's ("CGU") fair value less costs to sell and (ii) its value in use the recoverable amount is determined for each individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. In this case, the assets are tested as part of a larger CGU. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments to the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded entities or other available fair value indicators.

Where an impairment loss subsequently reverses for assets with a finite useful life, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Impairment of investments

The Company assesses whether there is any objective evidence that an investment in a joint venture is impaired at the end of each reporting period. Objective evidence includes observable data indicating there is a measurable decrease in the estimated future cash flows of the investee's operations or that there has been a significant or prolonged decline in the fair value of the joint venture investment. When there is objective evidence that an investment is impaired, the carrying amount of such investment is compared to its recoverable amount, being the higher of its fair value less costs of disposal and value in use. If the recoverable amount of an investment is less than its carrying amount, the carrying amount is reduced to its recoverable amount and an impairment loss, being the excess of carrying amount over the recoverable amount, is recognized in the period in which the relevant circumstances are identified. When an impairment loss reverses in a subsequent period, the carrying amount of the investment is increased to the revised estimate of the recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in the consolidated statements of comprehensive income (loss) in the period in which the reversal occurs.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

Income taxes

Tax expense comprises current and deferred tax. Tax is recognized in income except to the extent it relates to items recognized in other comprehensive income or directly in equity.

Current tax expense is based on the results for the period as adjusted for items that are not taxable or not deductible. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the end of the reporting period.

Deferred tax is recognized, using the liability method, on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts. Deferred tax is calculated using tax rates and laws that have been enacted or substantively enacted at the end of the reporting period, and which are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

Deferred tax liabilities are generally recognized for all taxable temporary differences. However, deferred tax liabilities are not recognized for taxable temporary differences arising on investments in subsidiaries where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future, or on temporary differences that arise from goodwill which is not deductible for tax purposes. Deferred tax assets are recognized to the extent it is probable that taxable profits will be available against which the deductible temporary differences can be utilized. Deferred tax assets are reviewed at the end of the reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are not recognized if the temporary differences arise from the initial recognition of goodwill, or an asset or liability in a transaction (other than in a business combination) that affects neither accounting profit nor taxable profit.

Earnings per share

Basic earnings (loss) per share ("EPS") is calculated by dividing profit or loss attributable to ordinary equity holders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. The denominator is calculated by adjusting the common shares issued at the beginning of the period by the number of common shares bought back during the period, multiplied by a time-weighting factor.

Diluted EPS is calculated by adjusting the earnings and number of common shares for the effects of dilutive Options and other dilutive potential units. The effects of anti-dilutive potential units are ignored in calculating diluted EPS. All Options and warrants are considered anti-dilutive when the Company is in a loss position.

Research and development expenditures

Research expenditures are expensed in the period incurred. Product development expenditures are expensed in the period incurred unless the product under development meets specific criteria related to technical, market and financial feasibility for deferral and amortization. The Company's policy is to amortize deferred product development expenditures over the expected future life of the product once product revenues or royalties are recorded.

Changes in accounting standards

New IFRS pronouncements not yet adopted

In April 2024, the International Accounting Standards Board ("IASB") IASB issued IFRS 18, Presentation and disclosure in financial statements ("IFRS 18"), which replaces IAS 1, Presentation of financial statements. IFRS 18 introduces an updated structure for the statement of income or loss by requiring income and expenses to be presented in three defined categories: operating, investing and financing, and by specifying certain defined totals and subtotals. IFRS 18 also introduces disclosure requirements for management-defined performance measures and provides enhanced guidance on principles of aggregation and disaggregation that apply to the primary financial statements and accompanying notes. The standard does

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

not change the recognition or measurement of items in the financial statements or the classification of items in other comprehensive income.

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, including interim reporting periods. Retrospective application is required and early adoption is permitted. The Company is currently assessing the impact of adopting IFRS 18 on the Company's consolidated financial statements.

In May 2024, the IASB issued amendments to IFRS 9 and IFRS 7 to respond to recent questions arising in practice, and to include new requirements not only for financial institutions but also for corporate entities. These amendments:

•
clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;
•
clarify and add further guidance for assessing whether a financial asset meets the SPPI criterion;
•
add new disclosures for certain instruments with contractual terms that can change cash flows (such as some financial instruments with features linked to the achievement of environment, social and governance targets); and,
•
update the disclosures for equity instruments designated at FVOCI.

The amendments are effective for annual periods beginning on or after January 1, 2026 with early application permitted, and are not expected to have a material impact on the Company's consolidated financial statements.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates will either not be relevant to the Company after their effective date or are not expected to have a significant impact on the Company's consolidated financial statements.

4.
Deconsolidation of Subsidiaries

On May 7, 2024, the Company and Equinor TDI Holdings LLC ("Equinor"), a Delaware limited liability company, entered into a membership interest purchase and sale agreement (the "Agreement"), in which Equinor acquired interests in two former Standard Lithium wholly-owned subsidiaries, one of which holds the resource development project in southwest Arkansas ("South West Arkansas Project") and the other holds the development of prospective lithium brine areas within the Smackover Formation in East Texas (the "East Texas Properties"). The South West Arkansas Project is held through SWA Lithium Financing, LLC ("SWA Lithium"), and the East Texas Properties are held through Texas Lithium Financing, LLC ("Texas Lithium"). Each entity forms part of Smackover Lithium ("Smackover Lithium"), the Company's joint venture with Equinor.

Pursuant to the terms of the Agreement, Equinor acquired a 45% interest in each of the former subsidiaries, and the Company retained a 55% interest for an initial cash payment of $30.0 million to the Company and the commitment to invest an additional $130.0 million as follows:

•
Equinor solely funded the first $40.0 million and $20.0 million of development costs for SWA Lithium and Texas Lithium, respectively. Additional capital expenditures are funded on a pro-rata basis; and
•
Standard Lithium will receive $40.0 million in milestone payments associated with SWA Lithium and $30.0 million in milestone payments associated with Texas Lithium subject to final investment decisions being made by certain dates ("FID").

The Company assessed the Agreement and determined its ownership in SWA Lithium and Texas Lithium to be joint ventures. The Agreement indicates joint control over each entity as both parties are required to act together to direct relevant activities and significant decisions require unanimous consent from both parties. However, the Company has retained operatorship and manages day-to-day decision making. The Company deconsolidated the entities and accounted for its investment in Smackover Lithium under the equity method as the deconsolidated companies are now jointly controlled under a joint venture arrangement. Under this accounting method, the Company's initial recognition of the investment was at fair

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

value. Subsequently, the investment will be adjusted for the Company's share of net income or loss and contributions paid, net of any dividends or distributions received.

The following table summarizes the fair values of the proceeds received and net assets contributed at carrying value to Smackover Lithium, and gain on deconsolidation recognized for the year ended June 30, 2024 (in thousands):

	SWA Lithium	Texas Lithium	Total
Fair value consideration received	$15,000	$15,000	$30,000
Financial asset – FID(1)	27,718	18,977	46,695
Fair value of investment	95,008	52,015	147,023
Less: net assets	(30,116)	(29,503)	(59,619)
Gain on deconsolidation of subsidiaries	$107,610	$56,489	$164,099

(1)
The financial asset is comprised of future payments to be received by the Company in connection with the Agreement. The receipt of these payments is contingent upon meeting certain milestones. The financial asset is accounted for at fair value. Refer to Note 12 — Financial Instruments and Financial Risk Management for further information regarding the fair value.

Standard Lithium's investment in Smackover Lithium is accounted for using the equity method.

5.
Equity Method Investment in Smackover Lithium

Changes in the Company's investment in Smackover Lithium for the periods indicated are summarized as follows (in thousands):

	SWA Lithium	Texas Lithium	Total
Balance, June 30, 2024	$94,919	$51,946	$146,865
Loss from investment in Smackover Lithium	(655)	(52)	(707)
Balance at December 31, 2024	$94,264	$51,894	$146,158
Capital contributions	16,143	12,925	29,068
Loss from investment in Smackover Lithium	(5,242)	(1,116)	(6,358)
Balance at December 31, 2025	$105,165	$63,703	$168,868

Summarized financial information for the Company's interest in Smackover Lithium on a 100% basis for the year ended December 31, 2025 are:

	SWA Lithium	Texas Lithium	Total
Net loss	$9,530	$2,030	$11,560
Company’s share of net loss	$5,242	$1,116	$6,358

Summarized financial information for the Company's interest in Smackover Lithium on a 100% basis for the six month fiscal period ended December 31, 2024:

	SWA Lithium	Texas Lithium	Total
Net loss	$1,191	$95	$1,286
Company’s share of net loss	$655	$52	$707

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

The carrying amount of the Company's investment in Smackover Lithium on a 100% basis as of December 31, 2025 is as follows (in thousands):

	SWA Lithium	Texas Lithium	Total
Current assets	$12,741	$10,989	$23,730
Non-current assets	82,994	64,392	147,386
Total assets	95,735	75,381	171,116
Current liabilities	7,139	4,656	11,795
Total liabilities	7,139	4,656	11,795
Net assets	$88,596	$70,725	$159,321
Company’s share of Smackover Lithium	48,728	38,899	87,627
Adjustments to the Company’s share of net assets(1)	56,437	24,804	81,241
Carrying amount of investment in Smackover Lithium	$105,165	$63,703	$168,868

(1) Adjustments to the Company's share of net assets include the impact of the initial fair value measurement on May 7, 2024 and the impact of Equinor solely funding $40.0 million and $20.0 million of capital contributions in SWA Lithium and Texas Lithium, respectively, through December 31, 2025.

The carrying amount of the Company's investment in joint ventures on a 100% basis as of December 31, 2024 was as follows (in thousands):

	SWA Lithium	Texas Lithium	Total
Current assets	$20,221	$14,208	$34,429
Non-current assets	54,351	38,030	92,381
Total assets	74,572	52,238	126,810
Current liabilities	5,788	2,984	8,772
Non-current liabilities	8	—	8
Total liabilities	5,796	2,984	8,780
Net assets	$68,776	$49,254	$118,030
Company’s share of Smackover Lithium	37,827	27,090	64,917
Adjustments to the Company’s share of net assets(1)	56,437	24,804	81,241
Carrying amount of investment in Smackover Lithium	$94,264	$51,894	$146,158

(1) Adjustments to the Company's share of net assets include the impact of the initial fair value measurement on May 7, 2024 and the impact of Equinor solely funding $40.0 million and $20.0 million of capital contributions in SWA Lithium and Texas Lithium, respectively, through December 31, 2024.

South West Arkansas Project

The South West Arkansas Project is maintained pursuant to an option agreement dated December 29, 2017, between TETRA Technologies Inc. ("TETRA") and the Company (the "TETRA Option Agreement"). Pursuant to the TETRA Option Agreement, the Company acquired certain rights to conduct brine exploration and production and for lithium extraction activities in Arkansas.

On October 31, 2023, the aforementioned option was exercised to acquire brine production rights for the exploration and production of lithium, for the South West Arkansas Project, subject to a 2.5% royalty of gross revenue following the commencement of commercial production.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

In October 2025, a front-end engineering study ("FEED") and Definitely Feasibility Study ("DFS") were completed for the South West Arkansas Project.

East Texas Properties

The East Texas Properties include lease and option rights for certain properties in East Texas that are prospective for lithium brine development.

On September 24, 2025, Smackover Lithium, the Company's joint venture with Equinor, reported a maiden inferred mineral resource estimate for the Franklin Project located within the East Texas Properties (the "Franklin Project"). The Franklin Project represents the initial project of Smackover Lithium's broader East Texas development strategy.

The Company continues to evaluate additional mineral leasehold acquisitions and to advance exploration and development activities within the East Texas Properties through its joint venture arrangements.

6.
Investment in Aqualung

As of December 31, 2025, the Company held an equity investment in Aqualung Carbon Capture AS ("Aqualung"), a privately held entity, which is classified as a financial asset measured at fair value through profit or loss in accordance with IFRS 9, Financial Instruments. The fair value of the investment was determined using observable market-based inputs in accordance with IFRS 13, Fair Value Measurement. Aqualung is engaged in the development of carbon capture technology and is based in Norway with operations in the United States. During the year ended December 31, 2025, the Company revised its fair value estimate for its investment in Aqualung to $5.4 million to reflect an equity investment transaction that was completed by Aqualung, which the Company did not participate in. The Company recorded a fair value gain of $2.7 million during the year ended December 31, 2025, primarily as a result of the equity investment transaction.

Changes in the Company's investment in Aqualung for the periods indicated are as follows (in thousands):

Balance, June 30, 2024	$2,500
Effect of change in fair value	(165)
Balance at December 31, 2024	$2,335
Effect of change in fair value	2,742
Effect of foreign exchange translation	273
Balance at December 31, 2025	$5,350

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

7.
Exploration and Evaluation Assets

	California Properties	Lanxess 1A Project	Total

Acquisition:
Balance at June 30, 2024	$16,199	$6,000	$22,199
Option payments	98	—	98
Impairment	(16,297)	—	(16,297)
Balance at December 31, 2024	$—	$6,000	$6,000
Option payments	—	—	—
Impairment	—	(6,000)	(6,000)
Balance at December 31, 2025	$—	$—	$—
Exploration and Evaluation:
Balance at June 30, 2024	$3,379	$20,392	$23,771
Lanxess 1A evaluation costs	—	54	54
Impairment	(3,379)	—	(3,379)
Balance at December 31, 2024	$—	$20,446	$20,446
Lanxess 1A evaluation costs	—	22	22
Impairment	—	(20,468)	(20,468)
Balance at December 31, 2025	$—	$—	$—
Balance at December 31, 2024	$—	$26,446	$26,446
Balance at December 31, 2025	$—	$—	$—

Lanxess Property Project

In 2018, the Company entered into an agreement with LANXESS Corporation ("LANXESS") for the development of a commercial lithium project constructed at an operational LANXESS facility in El Dorado, Arkansas (the "Lanxess Property Project"). In October 2023, the Company published a DFS for the Lanxess Property Project. In October 2025, the Company and LANXESS mutually agreed to terminate the previously executed memorandum of understanding the ("MOU") related to the Lanxess 1A Project. Subsequent to terminating the amended and restated MOU, the Company continued to have discussions and negotiations regarding its go forward plans.

As a result of these discussions and negotiations, on January 12, 2026, the Company entered into a site services agreement that will allow it to maintain the operations of the Demonstration Plant, but the Company did not enter into a new amended and restated MOU or other agreement that would serve to advance the Lanxess 1A Project. The Company has refocused its capital allocation and management plans towards the development of its South West Arkansas Project as well as its Franklin Project and other potential projects within the East Texas Properties. As such, the Company is no longer pursuing the development of the Lanxess Property Project, including the Lanxess 1A Project. At December 31, 2025, in accordance with IFRS 6, the Company identified indicators of impairment. The Company estimated the recoverable amount for the Lanxess Property Project to be nil and have recognized a $26.5 million impairment expense as a result.

California Properties

Pursuant to multiple option agreements with third parties, the Company has rights associated with certain mineral leases and option agreements in the Mojave Desert, San Bernardino County, California (the "California Properties").

During the six month fiscal period ended December 31, 2024, in accordance with IFRS 6, the Company assessed its future plans and did not budget further capital expenditures on the California Properties. Accordingly, the Company determined there is an indicator of impairment for the California Properties. The Company estimated the recoverable amount for the California Properties to be nil and recognized a $19.7 million impairment expense.

As of December 31, 2025, in accordance with IAS 36, the Company assessed the California Properties to determine if there were any indicators that the previously recognized impairment loss may have changed. Based on this assessment, no

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

evidence was identified to suggest that the circumstances which led to the original impairment have materially changed. As such, the Company concluded that there are no indicators that would warrant the reversal of the previously recognized impairment as of the reporting date.

8.
Demonstration Plant

The Company operates its industrial scale DLE Demonstration Plant. The Demonstration Plant operation costs are comprised of the following (in thousands):

	Year ended December 31,	Six month fiscal period ended December 31,	Year ended June 30,
	2025	2024	2024
Personnel	$3,422	$1,346	$4,197
Reagents	53	47	439
Repairs and maintenance	108	56	277
Supplies	558	174	1,063
Test work	30	69	1,128
Office trailer	143	87	81
Other	150	59	139
Total costs	$4,464	$1,838	$7,324

9.
Share Capital

Authorized Capital

The Company is authorized to issue an unlimited number of common voting shares without nominal or par value.

During the year ended December 31, 2025, the six month fiscal period ended December 31, 2024 and the year ended June 30, 2024, the Company had the following equity transactions:

Public Offering

On October 20, 2025, the Company closed an underwritten public offering of 29,885,057 common shares at a price $4.35 per share for gross proceeds of approximately $130.0 million, and net proceeds of approximately $122.2 million, post commission. The Company granted the underwriters an option to purchase up to an additional 4,482,758 common shares at the same price, exercisable for 30 days following October 16, 2025. The underwriters did not exercise the option, which has since expired.

ATM Share Issuances

On November 17, 2023, the Company announced the establishment of an at-the-market equity program (an "ATM program") allowing the Company to issue and sell, up to $50.0 million of common shares from treasury to the public (the "Previous ATM Program"). Under the Previous ATM Program, the Company raised approximately $50.0 million in total gross proceeds through July of 2025.

On August 8, 2025, the Company announced the establishment of a new ATM program superseding the Previous ATM Program, which had been fully utilized, allowing the Company to issue and sell up to $50.0 million of common shares from treasury to the public (the "Current ATM Program").

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

Current ATM Program

As of and during the year ended December 31, 2025 the Company had issued a total of 3,508,910 common shares under the Current ATM Program at an average price of $3.88 for gross and net proceeds of $13.6 million and $13.3 million, respectively. This includes 45,500 common shares for which trades were executed on or before December 31, 2025 but settled subsequent to period end, generating gross and net proceeds of $0.2 million and $0.2 million, respectively. The related receivable is presented within Other current assets and receivables on the Company's consolidated statements of financial position.

Previous ATM Program

During the year ended December 31, 2025, the Company issued a total of 14,637,960 common shares, under the Previous ATM Program at an average price of $1.88 per share. Gross and net proceeds provided were $27.6 million and $26.9 million, respectively.

During the six month fiscal period ended December 31, 2024, the Company issued a total of 3,551,390 common shares at an average price of $1.86 per share, under the Previous ATM Program, providing gross and net proceeds of $6.6 million and $6.4 million, respectively.

During the year ended June 30, 2024, the Company issued a total of 10,613,059 common shares at an average price of $1.49 per share, under the Previous ATM Program, providing gross and net proceeds of $15.8 million and $15.4 million respectively.

As of December 31, 2025 the Company had issued a total of 28,802,409 common shares under the Previous ATM Program at an average price of $1.74 for gross and net proceeds of $50.0 million and $47.7 million, respectively.

Other Issuances

On July 23, 2024, the Company signed an agreement with an arms-length third-party advisor to settle a previously accrued fee of $0.8 million in consideration via the issuance of 666,667 common shares at a deemed price of $1.20 per common share. The advisor was subsequently appointed as a member of executive management. Services provided prior to joining the executive management team were advisory in nature and did not include management responsibilities.

Warrants

As of June 30, 2023, the Company had 3,462,502 warrants outstanding with a weighted average exercise price of $1.74. On November 30, 2023, 336,877 warrants with an exercise price of $8.67 expired and on June 10, 2024, 3,125,625 warrants with an exercise price of $0.99 expired. As of December 31, 2025, December 31, 2024 and June 30, 2024, there were no warrants outstanding.

Options

The Company has an option plan in place under which it is authorized to grant Options to officers, directors, employees, consultants, management and company employees enabling them to cumulatively acquire up to 10% of the issued and outstanding common stock of the Company. Under the option plan, the exercise price of each Option shall not be less than the price permitted by the TSXV. The Options can be granted for a maximum term of 10 years.

The weighted average fair value at grant date of Options granted during the year ended December 31, 2025, six month fiscal period ended December 31, 2024 and year ended June 30, 2024 was $1.18, $0.89 and $1.87 per Option, respectively. The fair value was determined using the Black-Scholes option-pricing model using the following weighted average assumptions:

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

	Year ended December 31,	Six month fiscal period ended December 31,	Year ended June 30,
	2025	2024	2024
Expected stock price volatility	106%	90%	78%
Risk-free interest rate	4.00%	2.90%	4.37%
Dividend yield	—	—	—
Expected life of options	5 years	5 years	5 years
Grant price	$1.54	$1.26	$2.87
Exercise price	$1.54	$1.26	$2.87
Forfeiture rate	—	—	—

The following table summarizes the Option activity for the year ended December 31, 2025:

	Number of options	Weighted average exercise price
June 30, 2024	9,070,000	$3.43
Options granted	1,927,246	$1.26
Options exercised	(450,000)	$1.06
Options modified(1)	1,000,000	$1.36
Options expired	(900,000)	$3.27
December 31, 2024	10,647,246	$2.80
Options granted	2,806,452	$1.54
Options exercised	(1,250,000)	$2.44
Options expired	(525,000)	$5.83
December 31, 2025	11,678,698	$2.40
(1)
On September 1, 2024, 2,000,000 Options were granted to a corporation controlled by an officer of the Company, with an exercise price of $1.36 for a period of 5 years. 666,667 Options vested on September 1, 2024, 666,667 Options vested on September 1, 2025, and 666,666 Options will vest on September 1, 2026. These Options were designated as a replacement for 1,000,000 Options with an exercise price of $2.97 previously granted on September 25, 2023. The newly issued Options are treated as a modification of the original Options. The Company will recognize share-based compensation expense for any incremental fair value, as determined immediately before the modification, in addition to the grant-date fair value of the original award.

During the year ended December 31, 2025, the Company issued a total of 1,250,000 common shares for the exercise of Options. The Company received proceeds of $2.9 million and reclassified $2.4 million from reserve to share capital upon exercise. During the six month fiscal period ended December 31, 2024, the Company issued a total of 450,000 common shares for the exercise of Options. The Company received proceeds of $0.5 million and reclassified $0.4 million from reserve to share capital upon exercise. During the year ended June 30, 2024, the Company issued a total of 550,000 common shares for the exercise of Options. The Company received proceeds of $0.6 million and reclassified $0.5 million from reserve to share capital upon exercise.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

The following table summarizes Options outstanding and exercisable at December 31, 2025:

Options Outstanding			Options Exercisable
Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
400,000	0.05	$2.66	400,000	$2.66
200,000	0.55	$4.78	200,000	$4.78
200,000	1.18	$4.94	200,000	$4.94
170,000	1.21	$6.52	170,000	$6.52
100,000	1.28	$7.45	100,000	$7.45
2,875,000	2.28	$3.77	2,875,000	$3.77
150,000	2.40	$3.85	150,000	$3.85
750,000	2.74	$2.97	583,332	$2.97
100,000	3.30	$1.07	50,000	$1.07
1,063,394	3.61	$1.13	354,465	$1.13
2,000,000	3.67	$1.36	1,333,334	$1.36
863,852	3.97	$1.42	487,951	$1.42
1,598,853	4.24	$1.35	300,000	$1.35
557,599	4.25	$1.27	—	$1.27
400,000	4.48	$1.78	100,000	$1.78
250,000	4.63	$2.92	—	$2.92
11,678,698	3.14	$2.40	7,304,082	$2.95

Long-term incentive plan

The Company has a long-term incentive plan ("Plan") in accordance with the policies of the TSXV whereby, from time to time at the discretion of the Board of Directors (the "Board"), eligible directors, officers and employees are awarded RSUs. The RSUs that are subject to, among other things, the recipient's deferral right in accordance with the Income Tax Act (Canada) convert automatically into common shares upon vesting. In addition, the Company may issue DSUs. DSUs may be redeemed upon retirement or termination from the Company. In accordance with the Plan, the aggregate number of common shares to be issued shall not exceed 10% of the Company's issued and outstanding common shares at any given time when combined with the aggregate number of Options, RSUs and DSUs. The following table summarizes the RSU activity for the year ended December 31, 2025:

	Number of RSUs	Weighted average grant date fair value
June 30, 2024	—	$—
Granted	1,780,614	$1.18
December 31, 2024	1,780,614	$1.18
Granted	1,463,192	$1.33
Vested	(717,221)	$1.18
Forfeited	(35,354)	$1.13
December 31, 2025	2,491,231	$1.27

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

The following table summarizes the DSU activity for the year ended December 31, 2025:

	Number of DSUs	Weighted average grant date fair value
June 30, 2024	1,991,004	$3.74
Granted	623,975	$1.20
Conversion of DSUs to common shares	(189,370)	$3.74
December 31, 2024	2,425,609	$3.09
Granted	501,856	$1.35
Conversion of DSUs to common shares	(933,740)	$3.77
December 31, 2025	1,993,725	$2.36

Share-based compensation expense

Share-based compensation recorded for each type of award for the periods indicated is as follows (in thousands):

	Year ended December 31,	Six month fiscal period ended December 31,	Year ended June 30,
	2025	2024	2024
Options	$3,541	$1,469	$2,106
RSUs	1,997	418	—
DSUs	1,051	204	5,831
Total	$6,589	$2,091	$7,937

10.
Related Party Transactions

Key management personnel are persons responsible for planning, directing and controlling the activities of the entity, which are the directors and officers of the Company.

Compensation to key management is comprised of the following (in thousands):

	Year ended December 31,	Six month fiscal period ended December 31,	Year ended June 30,
	2025	2024	2024
Management and director fees(1)	$2,216	$986	$2,489
Separation benefits(2)	—	745	—
Share-based compensation	4,519	1,642	5,650
	$6,735	$3,373	$8,139

(1) Management and director fees are comprised of salaries, bonuses, benefits and directors' fees included on the Company's consolidated statement of comprehensive loss.

(2) Separation benefits during the six month fiscal period ended December 31, 2024 include severance payments to former officers and directors of the Company.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

The balances of related party receivables and payables as of the periods indicated are as follows (in thousands). Related party receivables are included in Other current assets and receivables and related party payables are included in Accounts payable and accrued liabilities the Company's consolidated statements of financial position.

	December 31, 2025	December 31, 2024	June 30, 2024
Receivables
Smackover Lithium(1)	$3,226	$1,274	$848
Total	$3,226	$1,274	$848

Accounts payable and accrued liabilities
Smackover Lithium(2)	$4,700	$4,000	$4,000
Management and directors(3)	2,160	397	823
Total	$6,860	$4,397	$4,823

(1) Receivables – related parties due from Smackover Lithium represent receivables for reimbursement of costs paid by the Company on behalf of these entities.

(2) Accounts payable – related parties due to Smackover Lithium as of December 31, 2025, December 31, 2024 and June 30, 2024 represents $4.0 million cash received from Smackover Lithium and is held by the Company in a separate account and designated for working capital needs and is currently due. In addition, a $0.7 million payable, related to a cash collateralized letter of credit that is held by the Company on behalf of Smackover Lithium, was outstanding as of December 31, 2025. There was no letter of credit payable to Smackover Lithium as of December 31, 2024 or June 30, 2024.

(3) Amounts due to management and directors include accrued management and director compensation and amounts due to directors. As of December 31, 2025, the balance of $2.2 million primarily reflects accrued incentive compensation for the full year, amounts payable to a director relating to funds received during the period, and expense reimbursements payable to management. As of December 31, 2024, the balance of $0.4 million primarily reflected accrued management and director compensation for a partial year together with expense reimbursements payable to management and directors. As of June 30, 2024, the balance primarily reflected accrued management and director compensation for the full year together with expense reimbursements payable to directors.

11.
Income Taxes

Deferred income tax expense varies from the amount that would be computed from applying the combined Canadian federal and provincial income tax rate to income before taxes as follows:

	Year ended December 31, 2025	Six month fiscal period ended December 31, 2024	Year ended June 30, 2024
Net (loss) income before income taxes	$(51,488)	$(30,492)	$131,671
Statutory tax rate	27.00%	27.00%	27.00%
Income tax recovery at the statutory rate	$(13,902)	$(8,233)	$35,551
Non-deductible items and other differences	1,361	489	(41)
Foreign exchange	(1,637)	1,535	(1,131)
Differences in tax rates	169	(138)	(7,037)
Change in unrecognized tax benefits	10,919	5,366	(1,472)
Deferred income tax (benefit) expense	$(3,090)	$(981)	$25,870

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

The significant components of the Company's deferred tax assets (liabilities) are as follows:

	Year ended December 31, 2025	Six month fiscal period ended December 31, 2024	Year ended June 30, 2024
Non-capital loss carry forwards	$42,649	$22,220	$20,131
Investment in Smackover Lithium	(50,717)	(37,625)	(38,387)
Exploration and evaluation assets	5,506	5,506	—
Capital assets	12,134	7,245	7,468
Research and development tax credits	1,777	2,217	2,147
Share issuance costs	2,333	674	879
Lease liability	66	125	189
Mineral property interests	(972)	(1,595)	35
Deferred tax assets (liabilities)	12,776	(1,233)	(7,538)
Unrecognized deferred tax assets	(34,575)	(23,656)	(18,332)
Net deferred income tax liabilities	$(21,799)	$(24,889)	$(25,870)

During the year ended June 30, 2024, the Company recognized a temporary difference in its income tax provision associated with its investment in Smackover Lithium, primarily attributable to the fair value adjustment discussed further in Note 4 – Deconsolidation of Subsidiaries.

The temporary difference arises from the difference between the carrying amount of the Company’s investments in joint ventures for financial reporting purposes and the tax basis of those investments. As of December 31, 2025 and 2024, and June 30, 2024, temporary differences related to the Company's investments resulted in deferred tax liabilities of $50.7 million, $37.6 million and $38.4 million deferred tax liability, respectively.

The Company recognized tax benefits of $28.8 million, $12.7 million and $11.5 million, respectively, related to U.S. tax losses, research and development tax credits and other temporary differences to offset a portion of the deferred tax liability as these are expected to be available to offset any future taxable income generated by its investment in Smackover Lithium. Certain other deductible temporary differences have not been recognized as deferred tax assets as it is not considered probable that sufficient future taxable profits will be available to utilize the related deductions.

At December 31, 2025, the Company has available non-capital tax losses for Canadian income tax purposes of approximately $61.0 million available for carry-forward to reduce future years' taxable income, if not utilized, expiring between 2030 and 2045.

At December 31, 2025, the Company has available non-capital tax losses for United States income tax purposes of approximately $107.0 million, of which $94.6 million may be carried forward indefinitely and $12.4 million expire between 2036 and 2038. U.S. federal net operating loss carryforwards generated in tax years beginning after December 31, 2017 may be carried forward indefinitely but may only offset up to 80% of taxable income in any given year.

12.
Financial Instruments and Financial Risk Management

Fair value is the exchange price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants. In arriving at a fair value measurement, the Company uses a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable. The three levels of inputs used to establish fair value are the following:

The three levels of the fair value hierarchy are described below:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly for similar items in active markets. The Company maximizes the use of observable market data and relies on entity-specific estimates at least possible; and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company's policy is to recognize transfers into and out of fair value hierarchy levels at the end of the reporting period.

There were no transfers between Levels 1, 2 or 3 during the periods ended December 31, 2025, December 31, 2024 and June 30, 2024.

The following table sets forth the Company's financial assets measured at fair value by level within the fair value hierarchy:

December 31, 2025	Level 1	Level 2	Level 3	Total
Financial asset – FID(1)	$—	$—	$52,299	$52,299
Investment in Aqualung	—	—	5,350	5,350
(1)
Includes $31.4 million and $20.9 million related to SWA Lithium and Texas Lithium, respectively.

December 31, 2024	Level 1	Level 2	Level 3	Total
Financial asset – FID(1)	$—	$—	$48,138	$48,138
Investment in Aqualung	—	—	2,335	2,335
(1)
Includes $28.4 million and $19.7 million related to SWA Lithium and Texas Lithium, respectively.

June 30, 2024	Level 1	Level 2	Level 3	Total
Financial asset – FID(1)	$—	$—	$47,086	$47,086
Investment in Aqualung	—	—	2,500	2,500
(1)
Includes $27.9 million and $19.1 million related to SWA Lithium and Texas Lithium, respectively.

The Financial asset – FID is measured at fair value. The fair value of the financial asset was determined using a probability weighted discounted cash flow methodology which uses the S&P corporate bond yield curve based on the credit rating of the counterparty and considers the probability of the occurrence of a positive FID in either of SWA Lithium or Texas Lithium. During the year ended December 31, 2025, the six month fiscal period ended December 31, 2024 and the year ended June 30, 2024, the Company recorded a fair value gain on financial asset – FID of $4.2 million, $1.1 million and $0.4 million, respectively. The increase in fair value is primarily attributable to the passage of time during which the Company progresses towards FID, as well as a reduction in the risk weighting of an unsuccessful FID at the South West Arkansas Project.

The Company's investment in Aqualung is measured at fair value on a recurring basis. Information relating to Aqualung is considered when determining its fair value. In addition to company-specific information, the Company takes into account trends in general market conditions and the share performance of comparable publicly-traded companies when valuing privately-held investments.

The Board has the overall responsibility for the establishment and oversight of the Company's risk management framework. The Company's risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and in response to the Company's activities. Management regularly monitors compliance with the Company's risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Company.

The Company is exposed to various risks such as interest rate, credit, and liquidity risk. To manage these risks, management determines what activities must be undertaken to minimize potential exposure to risks. The objectives of the Company in managing risk are as follows:

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

•
maintaining sound financial condition;
•
financing operations; and
•
ensuring liquidity to all operations.

In order to satisfy these objectives, the Company monitors and manages these financial exposures as an integral part of the Company's overall risk management program.

(i)
Credit risk

Credit risk is the risk of loss if counterparties do not fulfill their contractual obligations and arises principally from the Company's cash deposits and financial asset – FID. The Company's maximum credit risk is equal to the carrying amount of its financial assets, including cash and financial asset – FID. The Company maintains substantially all of its cash with two financial institutions. The majority of cash held with these institutions exceeds the amount of insurance provided on such deposits.

(ii)
Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital (current assets less current liabilities) to try to ensure its expenditures will not exceed available resources. At December 31, 2025, December 31, 2024 and June 30, 2024, the Company had working capital of $147.6 million, $27.5 million and $28.9 million, respectively.

As of December 31, 2025, accounts payable and accrued liabilities are generally due within one year.

As of December 31, 2025 lease liabilities' undiscounted contractual cash flows, including interest payments, are due within the next three years.

(iii)
Foreign exchange risk

Foreign exchange risk is the risk that the Company's financial instruments will fluctuate in value as a result of movement of foreign exchange rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. The Company is exposed to currency risk through the following assets and liabilities denominated in USD (in thousands):

	December 31, 2025	December 31, 2024	June 30, 2024
Cash	$142,339	$8,057	$5,879
Investment in Aqualung	5,350	2,335	2,500
Accounts receivable	322	—	—
Accounts payable	99	47	4

At December 31, 2025, US dollar amounts were converted at a rate of USD 1.00 to CAD 1.371. A 10% increase or decrease in the US dollar relative to the Canadian dollar would result in a change of approximately $14.2 million in the Company's comprehensive loss for the year to date. At December 31, 2024, US dollar amounts were converted at a rate of USD 1.00 to CAD 1.43763. A 10% increase or decrease in the US dollar relative to the Canadian dollar would result in a change of approximately $0.8 million in the Company's comprehensive loss for the year to date. At June 30, 2024, US dollar amounts were converted at a rate of USD 1.00 to CAD 1.3679. A 10% increase or decrease in the US dollar relative to the Canadian dollar would result in a change of approximately $0.6 million in the Company's comprehensive loss for the year to date.

13.
Capital Management

The Company had $152.3 million of cash on hand as of December 31, 2025.

On May 7, 2024, the Company entered into strategic partnerships with Equinor, in which the Company received an initial cash payment of $30.0 million and a commitment by Equinor to invest up to an additional gross $130.0 million in exchange for a 45% interest in SWA Lithium and Texas Lithium (collectively, "Smackover Lithium"), respectively. Included

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

in Equinor's commitment to provide up to $130.0 million in consideration are sole funding commitments of $60.0 million post entrance into Smackover Lithium. These sole funding contributions by Equinor were fulfilled in the second quarter of 2025.

The Company's objectives when managing capital are to safeguard the Company's ability to pursue the exploration and development of its projects and to maintain a flexible capital structure. The Company's current capital structure is made up of common equity, with no long term debt or revolving credit facility obligations.

As the Company is currently in the exploration and development phase, none of its financial instruments are exposed to commodity price risk; however, the Company's ability to obtain long-term financing and its economic viability may be affected by commodity price volatility.

The Company manages its capital structure and may adjust it in light of changes in economic conditions and the risk characteristics of the underlying assets.

In order to carry out planned exploration and development of its projects and pay for administrative costs, the Company plans to spend its existing working capital balance and may utilize other forms of financing.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

14.
Contingencies

On January 27, 2022, a putative securities class action lawsuit was filed against the Company, Robert Mintak and Kara Norman in the United States District Court for the Eastern District of New York, captioned Gloster v. Standard Lithium Ltd., et al., 22-cv-0507 (E.D.N.Y.) (the "Action"). The complaint purports to seek relief on behalf of a class of investors who purchased or otherwise acquired the Company's publicly traded securities between May 19, 2020 and November 17, 2021, and asserts violations of Section 10(b) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") against all defendants and Section 20(a) of the Exchange Act against the individually-named defendants. On April 27, 2022, the court granted Curtis T. Arata's motion for appointment as lead plaintiff in the Action. Lead plaintiff filed an amended complaint on June 29, 2022, adding Andrew Robinson as a defendant and extending the class period to February 3, 2022. The amended complaint alleges, among other things, that during the proposed class period, defendants misrepresented and/or failed to disclose certain facts regarding the Company's LiSTR DLE technology and "final product lithium recovery percentage" at its DLE Demonstration Plant in southern Arkansas. The amended complaint seeks various forms of relief, including monetary damages in an unspecified amount. Defendants filed a motion to dismiss the amended complaint on August 10, 2022, which became fully briefed on September 28, 2022. On September 28, 2025, the court dismissed the amended complaint in full. On October 29, 2025, the plaintiff filed a notice of appeal, which is expected to be fully briefed by May 13, 2026. As of December 31, 2025, the Company has not recorded any provision associated with this matter, as there is no probable outflow that can be reasonably determined at this time.

15.
Subsequent Events

Offtake Agreement

On March 9, 2026, the Company announced that Smackover Lithium entered into a binding offtake agreement with Trafigura Trading LLC ("Trafigura") for the purchase by Trafigura of battery-grade lithium carbonate to be produced from the South West Arkansas Project. Pursuant to the agreement, Trafigura is expected to purchase up to 8,000 tons per year of lithium carbonate over a 10-year term commencing upon commercial production.

ATM Share issuances

Subsequent to December 31, 2025, the Company issued 2,222,342 common shares at an average price of $4.87 per share, under the Current ATM Program, providing gross and net proceeds of $10.8 million and $10.6 million, respectively.

STANDARD LITHIUM LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

Other Share issuances

Subsequent to the year ended December 31, 2025, the Company issued a total of 685,000 common shares for the exercise of Options and received proceeds of $1.8 million.